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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO/A

     TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF THE
                             SECURITIES ACT OF 1934
                               (AMENDMENT NO. 2)*

                              --------------------

                             AQUA CARE SYSTEMS, INC.

                              --------------------
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                    AV, INC.
                                 WALTER NEUBAUER
                                   AREF CHEVAL

                              --------------------
                        (NAME OF FILING PERSON - OFFEROR)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                              --------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    038373304

                              --------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           WALTER NEUBAUER, PRESIDENT
                                    AV, INC.
                               548 AMAPOLA AVENUE
                           TORRANCE, CALIFORNIA 90501
                            TELEPHONE: (310) 618-3737

                                 WITH COPIES TO:
                            CHARLES I. WEISSMAN, ESQ.
                      SWIDLER BERLIN SHEREFF FRIEDMAN, LLP
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                            TELEPHONE: (212) 973-0111

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION *                                   AMOUNT OF FILING FEE**
     $2,362,500.00                                               $472.50
--------------------------------------------------------------------------------

* Based on the offer to purchase up to 1,050,000 shares of Common Stock of the Subject Company for $2.25 per share.

** 1/50 of 1% of Transaction Valuation. $405.00 of such amount was previously paid on February 22, 2001.


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[ ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing:

              Amount Previously Paid:   N/A
              Form or Registration No.: N/A
              Filing Party:             N/A
              Date Filed:               N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]     third-party tender offer subject to Rule 14d-1.

      [ ]     issuer tender offer subject to Rule 13e-4.

      [ ]     going-private transaction subject to Rule 13e-3.

      [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and restates the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 22, 2001, as amended by Amendment No. 1 filed on March 2, 2001 ("Amendment No. 1") (as amended, the "Tender Offer Statement"). The Tender Offer Statement is hereby amended and restated in its entirety to read as follows:

         The Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by AV, Inc., a Delaware corporation (the "Purchaser"), and Walter Neubauer and Aref Cheval, the sole stockholders of the Purchaser, to purchase up to 1,050,000 shares ("Shares") of common stock, par value $.001 per share, of Aqua Care Systems, Inc., a Delaware corporation (the "Company"), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 22, 2001, a copy of which was attached to Amendment No. 1 as Exhibit (a)(1), as amended by the Supplement to Offer to Purchase dated March 14, 2001, a copy of which is attached hereto as Exhibit (a)(7) (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal, a copy of which was attached to Amendment No. 1 as Exhibit (a)(2), as amended by the Amended Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(8) (which, together with any supplements or amendments, collectively constitute the "Offer").

         The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

        See the section of the Offer to Purchase captioned "Summary Term Sheet."

ITEM 2. SUBJECT COMPANY INFORMATION

         (a) See the section of the Offer to Purchase captioned "Certain Information Concerning The Company."

         (b) See the section of the Offer to Purchase captioned "Introduction."

         (c) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.


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         During the last five years, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws.

ITEM 4. TERMS OF THE TRANSACTION

         (a) See the sections of the Offer to Purchase captioned "Summary Term Sheet", "Introduction," "Certain Effects of the Offer," "Terms Of The Offer; Expiration Date," "Acceptance For Payment For Shares," "Procedures For Accepting The Offer and Tendering Shares," "Withdrawal Rights" and "Certain Federal Income Tax Consequences."

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between the Purchaser or, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and the Company or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) and (c) (1) - (7) See the sections of the Offer to Purchase captioned "Introduction," "Background to the Offer," "Reasons For The Offer and The Merger," "Certain Effects Of the Offer," "Conduct Of The Company's Business After the Offer," "Factors - Conduct Of The Company's Business If The Offer Is Not Completed," "Appraisal Rights" and "Effect of the Offer on the Market."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a), (b) and (d) See the section of the Offer to Purchase captioned "Source And Amount Of Funds."

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Except as described in the Offer to Purchase, none of the Purchaser or any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Purchaser or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of the Company. Except as described in the Offer to Purchase (including the


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Schedules thereto), none of the Purchaser or, to the best knowledge of the
Purchaser, any associate or majority-owned subsidiary of the Purchaser or any of the persons listed in Schedule I to the Offer to Purchase, has effected any transaction in any equity security of the Company during the past 60 days.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) and (b)     None.

ITEM 10. FINANCIAL STATEMENTS.

         (a) See the section of the Offer to Purchase captioned "Certain Information Concerning the Purchaser."

         (b) The pro forma financial statements of the Purchaser are not material to the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) (1) None.

         (a) (2) See the sections of the Offer to Purchase captioned "Introduction," "Acceptances For Payment And Payment For Shares," "Procedures for Accepting The Offer and Tendering Shares," and "Certain Legal Matters; Regulatory Approvals."

         (a) (3) See the section of the Offer to Purchase captioned "Certain Legal Matters; Regulatory Approvals."

         (a) (4) See the section of the Offer to Purchase captioned "Certain Effects Of the Offer."

         (a) (5) None.

         (b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.



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ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number       Exhibit
-------      -------
(a)(1)*      Offer to Purchase, dated February 22, 2001 (as amended).
(a)(2)*      Letter of Transmittal with respect to Shares (including IRS
             Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9).
(a)(3)*      Notice of Guaranteed Delivery for Shares
(a)(4)*      Letter from Innisfree M&A Incorporated to brokers, dealers, banks, trust companies and nominees.
(a)(5)*      Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(a)(6)*      Summary Advertisement, dated February 22, 2001.
(a)(7)       Supplement No. 1 to Offer to Purchase, dated March 14, 2001.
(a)(8)       Amended Letter of Transmittal.
(a)(9)       Amended Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(b)          None.
(d)          None.
(g)          None.
(h)          None.

*Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 14, 2001                       AV, INC.


                                            By: /s/ Walter Neubauer
                                                ------------------------
                                                Name: Walter Neubauer
                                                Title: President


                                                /s/ Walter Neubauer
                                                ------------------------
                                                Walter Neubauer


                                                /s/ Aref Cheval
                                                ------------------------
                                                Aref Cheval








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                                INDEX OF EXHIBITS


Exhibit
Number        Exhibit
-------       -------
(a)(1)        Offer to Purchase, dated February 22, 2001 (as amended).
(a)(2)*       Letter of Transmittal with respect to Shares (including IRS
              Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9).
(a)(3)*       Notice of Guaranteed Delivery for Shares.
(a)(4)*       Letter from Innisfree M&A Incorporated to brokers, dealers, banks, trust companies and nominees.
(a)(5)*       Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(a)(6)*       Summary Advertisement, dated February 22, 2001.
(a)(7)        Supplement No. 1 to Offer to Purchase, dated March 14, 2001.
(a)(8)        Amended Letter of Transmittal.
(a)(9)        Amended Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(b)           None.
(d)           None.
(g)           None.
(h)           None.

*Previously filed.



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